UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

09058454

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52428

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Asante Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Battery Park Plaza, 24th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James McLaren 212-521-1440 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph G Boyce CPA, PC
(Name – *if individual, state last, first, middle name*)

1010 Franklin Ave, 2nd Floor (Address) Garden City, NY (City) (State) 11530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James McLaren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Asante Partners LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

KRISTIN ACCETTA
NOTARY PUBLIC, State of New York
No. 01AC6194062
Qualified in Suffolk County
Term Expires September 29, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASANTÉ PARTNERS LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2008

JOSEPH G. BOYCE, CPA P.C.

ASANTÉ PARTNERS LLC
FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2008

CONTENTS

JOSEPH G. BOYCE, CPA P.C.
CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report

To the Members of
Asanté Partners LLC

I have audited the accompanying statement of financial condition of Asanté Partners LLC as of December 31, 2008, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asanté Partners LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basis financial statements taken as a whole.

Joseph G. Boyce, CPA P.C.

Garden City, New York
February 17, 2009

1010 Franklin Avenue • Garden City, New York 11530 • 516-535-4555 • 516-706-0978 fax • JBoyce@Boyce-CPA.com

ASANTÉ PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Assets	
Cash and cash equivalents	$ 1,721,452
Due from broker	142,700
Property and equipment - at cost, less accumulated depreciation and amortization of $293,310	93,613
Prepaid expenses and other assets	10,847
Total assets	$ 1,968,612
Liabilities	
Accounts payable and accrued expenses	$ 15,500
Profit sharing payable	52,912
Total liabilities	68,412
Commitments	
Members' equity	1,900,200
Total liabilities and members' equity	$ 1,968,612

See accompanying notes and auditors' report

ASANTÉ PARTNERS LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenue	
Advisory fees	$ 5,223,442
Rental income	22,667
Interest and dividends	7,752
Net realized gains	77,075
Net change in unrealized losses	(132,654)
Net currency gains	25,293
Other income	534
Total revenue	5,224,109
Expenses	
Employee compensation and benefits	355,379
Rent and occupancy	183,247
Travel and entertainment	86,186
Professional fees	45,935
Consulting fees	26,703
Depreciation	8,968
Other general and administrative	116,459
Total expenses	822,877
Income before provision for income taxes	4,401,232
Provision for income taxes	93,896
Net income	$ 4,307,336

See accompanying notes and auditors' report

ASANTÉ PARTNERS LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

Balance - January 1, 2008	$ 755,896
Net income	4,307,336
Capital contributions	30,000
Distributions to members	(3,193,032)
Balance - December 31, 2008	$ 1,900,200

See accompanying notes and auditors' report

ASANTÉ PARTNERS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net income	$ 4,307,336
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	8,968
Net realized gains	(77,075)
Net change in unrealized losses	132,654
Deferred income taxes payable	(34)
(Increase) decrease in:	
Accounts receivable	3,408
Security deposit	39,285
Prepaid expenses and other assets	27,534
Increase (decrease) in:	
Profit sharing payable	52,912
Accounts payable and accrued expenses	12,259
Net cash flows provided by operating activities	4,507,247
Cash flows from investing activities:	
Purchase of US Treasury Bills	(3,599,916)
Proceeds from sale of US Treasury Bills	3,599,933
Acquisition of property and equipment	(2,137)
Net cash used in investing activities	(2,120)
Cash flows from financing activities:	
Due from member	17,292
Capital contributions	30,000
Distributions to members	(3,193,032)
Net cash used in financing activities	(3,145,740)
Net increase in cash and cash equivalents	1,359,387
Cash and cash equivalents - beginning of year	362,065
Cash and cash equivalents - end of year	$ 1,721,452
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ 108
Income tax	$ 92,078

See accompanying notes and auditors' report

Note 1: Organization and Principal Business Activity

Asanté Partners LLC (the "Company") was formed as a limited liability company in the state of Delaware on January 27, 2000. The Company commenced operations on April 3, 2000. The Company maintains offices in New York City and Menlo Park, California and provides advisory services to clients principally throughout the United States and Canada. The Company provides investment banking and financial advisory services to clients primarily in the healthcare industry. The Company does not carry customer accounts and accordingly is exempt from SEC rule 15c3-3.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Note 2: Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Financial Instruments
Proprietary securities transactions, including gains and losses, are recorded on a trade date basis. Unrealized holding gains and losses from proprietary securities are included in income. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Financial instruments are recorded at fair value in accordance with FASB Statement No. 157.

Accounts Receivable
The Company's accounts receivable are recorded at amounts billed to clients, and presented on the balance sheet, if applicable, net of allowance for doubtful accounts. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of its clients. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to pay the amounts owed to the Company.

Property and Equipment
Furniture, equipment and leasehold improvements are carried at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of three to seven years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the useful life or the term of the lease.

Note 2: Summary of Significant Accounting Policies (continued)

Advisory Fees
The Company earns advisory fees for assisting clients in investment banking activities. These fees may include strategic evaluations, business advisory services and transaction fees. For revenue recognition purposes, the Company considers each of these services to be separate units of accounting. The contract specifies the fee arrangement for each unit of accounting, which is recognized as services are rendered, over the term of the contract, or on successful completion of a particular transaction. In some instances, the Company receives equity securities of a client as partial or full consideration for services rendered.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Income Taxes
As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership.

Pursuant to FASB Staff Position, FIN 48-3, issued on December 30, 2008, the Company has elected to defer FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes.* Since the Company's taxable income or loss is allocated to its members, there would be minimal impact, if any, of the application of FIN 48.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3: Concentration of Credit Risk

The Company maintains cash and cash equivalents with financial institutions, some of which may or may not be insured under the Federal Deposit Insurance Corporation ("FDIC") limits. This exposes the Company to a concentration of credit risk. At December 31, 2008, the Company had cash in excess of FDIC limits of $1,100,610, of which $500,000 is protected under the Securities Investor Protection Corporation ("SIPC").

The Company engages in various trading activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 4: Fair Value Measurement

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income and cost approach, as specified by the FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

At December 31, 2008, the Company does not own any securities for which a value exists under the above mentioned hierarchy.

Note 4: Fair Value Measurement (continued)

The Company does hold common stock and warrants of two private companies that are not readily marketable. Based on the above hierarchy, these have no value as of December 31, 2008 and December 31, 2007.

Note 5: Financial Instruments

The Company's principal transactions or net realized gains as disclosed in the statement of operations, for the year ended December 31, 2008, consisted of a $77,058 gain from a marketable security and a gain of $17 from a United States Treasury Bill.

Note 6: Property and Equipment

Property and equipment is recorded at cost and is comprised as follows:

Equipment	$ 27,418
Computers and software	61,840
Furniture and fixtures	199,521
Leasehold improvements	74,544
Artwork	23,600
	386,923
Accumulated depreciation and amortization	293,310
Property and equipment – net	$ 93,613

Note 7: Benefit Plan

The Company has a qualified 401(k) profit sharing plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum permitted under Section 401(k) of the Internal Revenue Code. At the Company's discretion, it can match a portion of the participants' contributions as well as make discretionary contributions. No matching contributions were made in 2008. The Company's discretionary contributions to the plan for the year ended December 31, 2008 was $52,912.

Note 8: Income Taxes

The Company is subject to California's limited liability company fee and annual tax as well as a New York City unincorporated business tax. The Company is on the accrual basis of accounting for financial statement purposes but on the cash basis for tax purposes. Accordingly, deferred taxes are provided for this state and local temporary difference as well as for unrealized gains on securities owned.

The income tax provision (benefit) for the year ending December 31, 2008 is as follows:

State and local	
Current	$ 94,227
Deferred	(331)
	$ 93,896

The Company's effective tax rate is higher than would be expected if statutory rates were applied primarily due to the Company filing on a cash basis for tax return purposes and New York City's alternative tax.

Note 9: Lease Commitments

The Company's leased its former New York office facilities under an operating lease agreement that expired in June 2008. The Company entered into a new month-to-month lease for New York office facilities at a rate of $3,500 per month commencing July 1, 2008 and expiring September, 2009. The lease provides that the Company pays certain allocated administrative expenses and long distance phone expenses, as defined. Additionally, the Company has a month-to-month lease with a related party for offices in California. Rent and occupancy expense for the year ended December 31, 2008 was $183,247, which includes $72,000 paid to the related party.

Effective June 27, 2006, the Company entered into a sublease agreement for a portion of its office facility in New York with a month-to-month term for $4,000 per month plus allocated administrative expenses and long distance phone expenses, as defined. This agreement was terminated in June 2008.

The company has no future minimum lease payments required under the above-mentioned leases.

Note 10: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $1,764,518, which was $1,759,518 in excess of its required net capital of $5,000. The Company's net capital ratio was 3.9 to 1.

Note 11: Subsequent Events

On January 15, 2009 and February 6, 2009, distributions to the managing member were made in the amounts of $740,000 and $625,000 respectively.

ASANTÉ PARTNERS LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS
AND DEALERS UNDER SEC RULE 15c3-1
DECEMBER 31, 2008

Total members' capital		$ 1,900,200
Non-allowable assets, deductions and charges:		
Property and equipment, net	$ 93,613	
Prepaid expenses and other assets	10,847	
Total non-allowable assets, deductions and charges		104,460
Net capital before haircuts		1,795,740
Haircuts on securites	22,012	
Undue concentration	9,210	
		31,222
Net capital		1,764,518
Computation of basic net capital requirements		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital		$ 1,759,518

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness in the statement of financial condition - accounts payable and accrued expenses	$ 68,412
Ratio of aggregate indebtedness to net capital	3.9 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2008.

See accompanying notes and auditors' report

JOSEPH G. BOYCE, CPA P.C.
CERTIFIED PUBLIC ACCOUNTANT

To the Members of
Asanté Partners LLC

In planning and performing my audit of the financial statements of Asanté Partners LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of internal control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1010 Franklin Avenue • Garden City, New York 11530 • 516-535-4555 • 516-706-0978 fax • JBoyce@Boyce-cpa.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. *A significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph G Boyce, CPA P.C.

Garden City, New York
February 17, 2009

END